Securities and Exchange Commission
Division of Corporation Finance
October 30, 2015

ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076
October 30, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Carlos Pacho

Re:     AdCare Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 3015
Filed August 13, 2015
File No. 001-33135

Ladies and Gentlemen:
On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby provides an additional supplemental response to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the oral comment issued by the Staff to Mr. Allan Rimland on October 29, 2015. For the convenience of the Staff, the Company has restated this Comment in italics and presented the Company’s additional response thereto below.
Note 1. Intangible Assets an Goodwill, page 84
Note 6. Intangible Assets and Goodwill, page 92

1.     In addition, tell us why you continue to retain ownership of the goodwill related to the facilities you no longer operate and why such goodwill is not allocated to the related discontinued facilities in determining your gain or loss from discontinued operations. Please refer to your basis in the accounting literature.
In July 2014, the Company approved a strategic plan to transition to a healthcare property holding and leasing company (the “New Business Model”). Under the New Business Model, all patient care

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Securities and Exchange Commission
Division of Corporation Finance
October 30, 2015

related revenues and expenses (the “Operating Activities”) were to be transferred to third-party operators (the “Operations Transfer”) through the execution of facility leases and subleases.
According to Accounting Standards Codification (“ASC”) 350-20-35-14 through 35-17 (FASB 142 paragraphs 34-35), the allocation of goodwill to a reporting unit should be determined by the acquisition price and the fair value of each reporting unit acquired. The purchase price is allocated to the assets and liabilities of each acquired entity and if a reporting unit has not been assigned any assets or liabilities at acquisition, then the amount of goodwill to be assigned to such a unit would be determined by applying the difference between the fair value of that reporting unit before acquisition to its fair value after acquisition, which would represent the amount of goodwill to be allocated to such a reporting unit.
Goodwill on each of the Company’s facilities was initially recorded at the time of purchase and was based on the purchase price and fair market values of the assets and liabilities acquired. Goodwill was recorded only for facilities where the Company owned real property and not to any facilities where the Company acted as a lessee. Under the New Business Model, the Company continues retaining ownership of its facilities and continues to generate cash flows through leasing and subleasing arrangements. Under the New Business Model, the Operating Activities (which include all patient care related activities) are reclassified to discontinued operations on the Company’s financial statements at the Operations Transfer date (ASC 205-20) and given that no acquisition price, fair market value, or goodwill is associated with the disposed Operating Activities at any Operations Transfer date, no additional gain or loss is recorded from disposition of such Operating Activities.
* * *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, each as may be amended (collectively, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.
Very truly yours,
Allan Rimland
President and Chief Financial Officer

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